UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Amendment No. __)

Under the Securities Exchange Act of 1934

Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

42983D104000

 (CUSIP Number)

December 31, 2010

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the  Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42983D104000

1.              NAME OF REPORTING PERSONS

Kevin Bryan Jones

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)              ☐
(b)              ☐

3.              SEC USE ONLY

4.              CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.              SOLE VOTING POWER

2,958,860

6.              SHARED VOTING POWER

-0-

7.              SOLE DISPOSITIVE POWER

2,958,860

8.              SHARED DISPOSITIVE POWER

-0-

9.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,958,860

10.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.3% (1)

12.              TYPE OF REPORTING PERSON

IN

(1)  This percentage is calculated based on 55,881,409 shares of Common Stock outstanding as of November 5, 2010, as reported in the most recent quarterly report of the Issuer filed on Form 10-Q on November 20, 2010

CUSIP No. 42983D104000

Item 1(a).  Name of Issuer:

Higher One Holdings, Inc.

(b)   Address of Issuer’s Principal Executive Offices:

25 Science Park
New Haven, CT 06511

Item 2(a).  Name of Person Filing:

Kevin Bryan Jones

(b) Address of Principal Business Office, or if None, Residence:

2747 Paradise Road, Apt. 3204
Las Vegas, NV 89109

(c) Citizenship:

USA

(d) Title of Class of Securities:

Common Stock, $0.001 par value per share

(e) CUSIP Number:

42983D104000

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.  Ownership.

(a) Amount beneficially owned:

2,958,860 shares

(b) Percent of class:

5.3% (1)

(c) Number of shares as to which the person has:

(i)              Sole power to vote or to direct the vote

2,958,860

(ii)               Shared power to vote or to direct the vote

-0-

CUSIP No. 42983D104000

(iii)              Sole power to dispose or to direct the disposition of

2,958,860

(iv)              Shared power to dispose or to direct the disposition of

-0-

Item 5.      Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.      Identification and  Classification of Members of the Group.

Not applicable

Item 9.      Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011
(Date)

/S/ KEVIN BRYAN JONES
(Signature)

Kevin Bryan Jones
Name and Title